Commission File Number 001-31914

Exhibit 99.1

中國人壽保險股份有限公司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 2628)

ANNOUNCEMENT

CHANGE OF PERSON IN CHARGE OF FINANCE

The board of directors (the “Board”) of China Life Insurance Company Limited (the “Company”) announces that the Board has nominated Mr. Zhao Peng as the person in charge of finance of the Company at the twelfth meeting of the sixth session of the Board. The Company has recently received the approval issued by the Beijing Bureau of the China Banking and Insurance Regulatory Commission (the “CBIRC Beijing Bureau”), pursuant to which, the qualification of Mr. Zhao Peng as the person in charge of finance of the Company has been approved by the CBIRC Beijing Bureau with effect from 1 July 2019.

Due to the adjustment of management division, Mr. Zhao Lijun tendered his resignation as the person in charge of finance of the Company on 8 July 2019, which took effect on the same day. Mr. Zhao Lijun has confirmed that he has no disagreement with the Board, and there are no other matters relating to his resignation as the person in charge of finance of the Company that need to be brought to the attention of the shareholders of the Company. The Company would like to express its gratitude to Mr. Zhao Lijun for his contribution to the Company during his tenure of service as the person in charge of finance of the Company.

The biographical details of Mr. Zhao Peng are set out below:

Mr. Zhao Peng, born in April 1972, became the Vice President of the Company in March 2018. He served as an Assistant to the President of the Company from October 2017 to March 2018, and the General Manager of Zhejiang Branch of the Company from January 2015 to October 2017. From 2014 to 2015, he successively served as the Deputy General Manager (at the general manager level of the provincial branches) and the person-in-charge of Zhejiang Branch of the Company. From 2003 to 2014, he successively held various positions in China Life Insurance (Group) Company, including the Division Chief of the Capital Management Division of the Finance Department, an Assistant to the General Manager and the Division Chief of the Capital Management Division of the Finance Department, an Assistant to the General Manager, the Deputy General Manager and the General Manager of the Finance and Accounting Department, and the General Manager of the Finance Department. From 1995 to 2003, Mr. Zhao successively served as a staff member of the Capital Division, a staff member of the Financial Management Division, the Deputy Division Chief and the Division Chief of the Capital Division of the Planning and Finance Department of China Life Insurance Company. Mr. Zhao graduated from Hunan College of Finance and Economics in July 1995, majoring in actuarial science with a bachelor’s degree in economics, from Central University of Finance and Economics in June 2002, majoring in finance with a master’s degree in economics, and from Tsinghua University in January 2007, majoring in business administration with a master’s degree in business administration.

By Order of the Board China Life Insurance Company Limited Heng Victor Ja Wei Company Secretary

Hong Kong, 9 July 2019

Commission File Number 001-31914

As at the date of this announcement, the Board of the Company comprises:

Executive Directors:	Wang Bin, Su Hengxuan
Non-executive Directors:	Yuan Changqing, Liu Huimin, Yin Zhaojun
Independent Non-executive Directors:	Chang Tso Tung Stephen, Robinson Drake Pike, Tang Xin, Leung Oi-Sie Elsie